UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-15787

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

New England Life Insurance Company 401(k) Savings Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

New England Life Insurance Company 401(k)

Savings Plan and Trust

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

New England Life Insurance Company 401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of New England Life Insurance Company 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Tampa, Florida

June 28, 2012

New England Life Insurance Company 401(k)

Savings Plan and Trust

Statements of Net Assets Available for Benefits

	As of December 31,
	2011	2010
Assets:
Participant directed investments—at estimated fair value (see Note 3)	$20,048,378	$18,727,190
Receivables:
Employer contribution	64,252	66,208
Participant contribution	80,143	85,966
Notes receivable from participants	908,697	678,417

Total receivables	1,053,092	830,591
Total assets	21,101,470	19,557,781

Adjustment from estimated fair value to contract value for fully benefit-responsive stable value fund	31,307	23,558

Net assets available for benefits	$21,132,777	$19,581,339

See accompanying notes to financial statements.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
Additions to net assets attributed to:
Contributions:
Employer	$2,000,423
Participant	2,805,421
Rollover	69,740

Total contributions	4,875,584
Interest income on notes receivable from participants	33,859
Interest and dividends	448,470
Reallocated fees	9,357

Total additions	5,367,270

Deductions from net assets attributed to:
Benefit payments to participants	2,901,276
Net depreciation in estimated fair value of investments (see Note 4)	914,556

Total deductions	3,815,832

Net increase in net assets	1,551,438
Net assets available for benefits:
Beginning of year	19,581,339

End of year	$21,132,777

See accompanying notes to financial statements.

New England Life Insurance Company 401(k)

Savings Plan and Trust

Notes to Financial Statements

1. Description of the Plan

The following description of New England Life Insurance Company 401(k) Savings Plan and Trust, as amended (the “Plan”), is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.

General Information

The Plan, a defined contribution plan, became effective on January 1, 2008 and is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended, and the United States Internal Revenue Code (“IRC”). Agency administrative employees, managing associates, brokerage managers, specialists and developmental managing partners are eligible to participate in the Plan on the employee’s date of hire (see “— Participation”). The administrator of the Plan (the “Plan Administrator”) is an officer of New England Life Insurance Company (the “Company”), a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Recordkeeping services are performed for the Plan by an unaffiliated third party.

The Plan provides three categories of investment options — Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of the MetLife Company Stock Fund (as defined below) and the NEF Stable Value Fund), and the SDB are held in trust by Orchard Trust Company, LLC, as trustee.

Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Vanguard Target Retirement Income Fund	NEF Stable Value Fund
Vanguard Target Retirement 2010 Fund	Vanguard Total Bond Market Index — Inst Fund
Vanguard Target Retirement 2015 Fund	Goldman Sachs Large Cap Value Instl Fund
Vanguard Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Vanguard Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Vanguard Target Retirement 2030 Fund	Natixis CGM Advisor Targeted Equity A
Vanguard Target Retirement 2035 Fund	Vanguard Mid Capitalization Index Ins Fund
Vanguard Target Retirement 2040 Fund	Vanguard Small Cap Index Fund
Vanguard Target Retirement 2045 Fund	Loomis Sayles Small Cap Growth Instl Fund
Vanguard Target Retirement 2050 Fund	Vanguard Total Intl Stock Index Instl Fund*
MetLife Company Stock Fund

*	Vanguard Total Intl Stock Index Instl Fund replaced Artio International Equity II—I Fund, effective December 30, 2011, with funds trading on January 2, 2012.

The Target Retirement Funds and the Individual Core Investment Funds together constitute the core investment options of the Plan (“Core Funds”). The Core Funds represent investments in publicly available mutual funds managed by a third-party investment management firm and an investment in the general account of MetLife. To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.

Upon notification by the Plan Administrator, a participant may make an affirmative election whether or not to contribute before-tax 401(k) savings contributions to the Plan. If a participant does not make an affirmative election within the 30-day period identified on his or her eligibility notification, the participant will be automatically enrolled to make before-tax 401(k) contributions equal to 3% of his or her eligible compensation and the participant’s account will be automatically invested in the Target Retirement Fund corresponding to the year of his or her birth. If a participant is automatically enrolled in the Plan and makes an investment fund election or if a participant affirmatively elects to make contributions to the Plan and makes an investment fund election, he or she may elect to invest his or her contributions in any one or more of the Core Funds, including a fund holding primarily shares of common stock of MetLife, Inc. (the “MetLife Company Stock Fund”). The MetLife Company Stock Fund is held in the New England Life Insurance Company Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.

A frozen fund (the “RGA Frozen Fund”) was established primarily to hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen” fund is one into which participants may neither direct contributions nor transfer balances from other funds but may make withdrawals or reallocate to other available investment options under the Plan). RGA subsequently reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in the New England Master Trust (see Note 5) by BNY Mellon, as trustee.

Participation

The following classifications of employees of the Company are eligible to participate in the Plan on the employee’s date of hire and may immediately make contributions into the Plan: agency administrative employees, managing associates, brokerage managers, specialists, and developmental managing partners (each such employee, a “participant”). The following group of individuals are not eligible to participate in the Plan: individuals classified by the Company as leased employees, independent contractors, and any individual who is hired by the Company on or after June 1, 2008 and classified as a cooperative student or an intern. Generally, each participant is eligible for matching contributions as of the first payroll period in which the participant elects or is deemed to have elected to make before-tax 401(k) savings contributions to the Plan.

Participant Accounts

The recordkeeper maintains individual account balances for each employee of the Company who participates, including those who are deemed to have elected to participate, in the Plan. Each participant’s account is credited with contributions, as discussed below, charged with withdrawals and allocated investment earnings or losses, as provided by the Plan document. A participant is entitled to the benefits that generally are equal to the participant’s vested account balance determined in accordance with the Plan document and as described below.

Contributions

Contributions consist of that portion of a participant’s before-tax 401(k) savings contributions which are matched by the Company (such Company matching contributions, “matching contributions”), and that portion of a participant’s before-tax 401(k) savings contributions which are not matched by the Company. Under the Plan, neither Roth 401(k) contributions, nor after-tax employee contributions, are permitted. Contributions of the participants and matching contributions are credited to the Core Funds in the manner elected by the participants and as provided by the Plan.

All participants may contribute from 1% to 60% of their eligible compensation (as defined in the Plan) subject to certain IRC and Plan-imposed limitations. Participants who were age 50 or older during the plan year were permitted to make additional catch-up contributions in excess of the regular IRC and Plan-imposed limitations (up to $5,500 for the year ended December 31, 2011). The Company makes a matching contribution equal to 100% of the participant’s before-tax 401(k) savings contributions not in excess of 5% of such participant’s eligible compensation. Subject to the approval of the Plan Administrator, participants may also rollover into the Plan amounts representing distributions from (i) traditional individual retirement accounts (“IRAs”) (to the extent that the participant did not make nondeductible contributions), (ii) qualified defined benefit plans, (iii) qualified defined contribution plans, (iv) 403(b) plans, or (v) governmental 457(b) plans. A “rollover” occurs when a participant transfers funds distributed from an eligible source, such as another qualified plan or certain other plans, into the Plan.

For participants who are automatically enrolled in the Plan to contribute 3% of their eligible compensation, beginning in January of their first full year of participation in the Plan, their contribution rate will be increased by an additional 1% per year until their contribution rate reaches 6%.

Withdrawals and Distributions

A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from the Company or a member of the Company’s control group (as defined in the IRC), or receipt of disability benefits for more than 24 months.

Additionally, participants may request in-service withdrawals from their rollover account under the Plan at any time and from their entire account balance under the Plan upon attaining age 59 1/2.

Vesting

Participant contributions vest immediately. Matching contributions become fully vested upon the participant’s completion of two years of service, as well as upon the occurrence of the events triggering acceleration of vesting described below. A participant becomes fully vested when the participant: (i) attains age 65, (ii) dies, (iii) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment, (iv) terminates employment under the New England Life Insurance Company Severance Plan, or (v) upon complete discontinuance of matching contributions under the Plan or the complete or partial termination of the Plan. For purposes of (ii) of the preceding sentence, a participant who dies during a military absence while performing qualified military service (as defined in the IRC) is fully vested at death.

Forfeited Accounts

A participant forfeits non-vested employer matching contributions upon the earlier of (i) the date the participant receives a distribution of the vested portion of his or her account balance, or (ii) the occurrence of five consecutive one-year periods of severance (a “period of severance” is a twelve-month period during which the participant has not been credited with a single hour of service). If a participant who has forfeited non-vested employer matching contributions (in accordance with (i) of the preceding sentence) is rehired by a company in the Company’s control group (as defined in the IRC), such participant has the right to have the forfeited portion of matching contributions restored to his or her account, if such participant repays to the Plan any before-tax 401(k) savings contributions previously distributed prior to the earlier of (i) five years after the date such participant is rehired, or (ii) the close of a period of severance equal to at least five consecutive years commencing after such participant received a distribution of his or her vested matching contributions. Employer matching contribution forfeitures are held in the NEF Stable Value Fund and are used either to reduce future matching contributions, to pay certain reasonable Plan administrative expenses, and/or to restore previously forfeited balances (as described above).

At December 31, 2011 and 2010, the cumulative employer matching contribution forfeitures totaled $271,501 and $246,431, respectively. For the year ended December 31, 2011, forfeited non-vested employer matching contributions totaled $21,894. During the year ended December 31, 2011, $8,984 from forfeitures were used to reduce employer matching contributions. During the year ended December 31, 2011, forfeitures earned $12,160 in interest and dividends.

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum of $50,000 (reduced by the highest outstanding balance of loans in his or her defined contribution plan account(s) during the one-year period ending the day before the date a loan is to be made) or 50% of the participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. Such loans are secured by the balance in the participant’s account and bear interest at rates that are 1% over the prime rate published in The Wall Street Journal on the last business day of the quarter before the loan is originated. The principal of and interest on the loans are paid ratably through monthly deductions from the bank account specified by the participant. Loan repayments are made to the Core Funds in accordance with the participant’s contribution investment allocation at the time of repayment.

Plan Amendments

For the years ended December 31, 2011 and 2010, the following material Plan amendments were adopted and became effective:

Effective January 1, 2011, the Plan was amended to permit qualified reservist distributions in compliance with the Heroes Earnings Assistance Relief Tax Act.

Effective January 1, 2010, the Plan was amended so that participants may not direct more than 10% of future employer contributions into the MetLife Company Stock Fund.

Effective January 1, 2010, the Plan was amended, prior to the end of 2010 as required by such regulations, to comply with the regulations governing safe harbor and automatic enrollment plans.

Effective January 1, 2010, the Plan was amended to provide for full vesting of Personal Assistants who were outsourced on January 1, 2011 to third parties or who were designated by the Company as non-common law employees on January 1, 2011.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. The most important of these estimates and assumptions relates to the fair value measurements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment vehicles, including the insurance company general account, mutual funds and the MetLife Company Stock Fund. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements. In addition, investments in actively managed funds are exposed to diversifiable risks. Diversifiable risk is the risk of price change due to the unique circumstances of a specific security, as opposed to the overall market.

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive stable value fund in the general account of MetLife (see Note 7), is stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.

As described below, certain assets and liabilities are measured at estimated fair value in the Plan’s financial statements. In addition, the notes to these financial statements include further disclosures of estimated fair values. The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition. Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring the judgment of Plan management are used to determine the fair value of assets and liabilities.

The Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

The estimated fair values of the Plan’s interests in the Core Funds (excluding the MetLife Company Stock Fund), which represent investments in publicly available mutual funds, are valued at quoted market prices, which represent the net asset values (“NAV”) of shares published by the respective fund managers on the applicable reporting date.

The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds held within each participant’s respective account. Such estimated fair value is based on the NAV published by the respective fund managers on the applicable reporting date.

The NEF Stable Value Fund represents the Plan’s fully benefit-responsive stable value fund in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At both December 31, 2011 and 2010, the Plan’s percentage interest in the net assets of the New England Master Trust was approximately 19% and 18%, respectively. The underlying assets of the New England Master Trust at December 31, 2011 and 2010 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a proprietary fund and is described more fully in Note 1. The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund is determined by the price of MetLife, Inc. and RGA common stock, respectively, each of which is traded on the New York Stock Exchange. Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Defaulted loans are treated as deemed distributions based upon the terms of the plan document.

Contributions

Contributions are recognized when due. Investment income is recorded as earned. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment Management Fees and Operating Expenses

Except for a limited amount of fees related to participant transactions, operating expenses of the Plan are paid by the Company. Investment management fees charged to the Plan are paid out of the assets of the Plan and are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Adoption of New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued new guidance regarding fair value measurements (ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and international financial reporting standards (“IFRSs”)), effective for the first interim or annual period beginning after December 15, 2011. The guidance should be applied prospectively. The amendments in this ASU are intended to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRSs. Some of the amendments clarify the FASB’s intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this new guidance is not expected to have a material impact on the Plan’s financial statements.

3. Investments

The Plan’s investments were as follows at December 31, 2011 and 2010:

	December 31,
	2011		2010
Target Retirement Funds:
Vanguard Target Retirement 2030 Fund	$2,012,143	*	$1,791,723	*
Vanguard Target Retirement 2025 Fund	1,958,831	*	1,692,255	*
Vanguard Target Retirement 2035 Fund	1,561,839	*	1,562,407	*
Vanguard Target Retirement 2010 Fund	1,287,381	*	1,238,410	*
Vanguard Target Retirement 2020 Fund	1,166,993	*	992,038	*
Vanguard Target Retirement 2045 Fund	1,009,909		945,704
Vanguard Target Retirement 2040 Fund	980,813		816,031
Vanguard Target Retirement 2015 Fund	978,006		1,088,304	*
Vanguard Target Retirement 2050 Fund	551,264		523,290
Vanguard Target Retirement Income Fund	105,768		118,030

Total Target Retirement Funds	11,612,947		10,768,192
Individual Core Investment Funds (excluding MetLife Company Stock Fund):
NEF Stable Value Fund**	2,618,822	*	2,649,126	*
Vanguard Total Intl Stock Index Instl Fund***	852,943		—
T. Rowe Price Blue Chip Growth Fund	839,006		683,193
Vanguard Mid Capitalization Index Ins Fund	725,431		576,539
Natixis CGM Advisor Targeted Equity A	599,538		856,534
Loomis Sayles Small Cap Growth Instl Fund	567,958		445,041
Vanguard Small Cap Index Fund	464,271		362,413
Goldman Sachs Large Cap Value Instl Fund	457,382		398,363
Vanguard Institutional Index Fund	416,021		204,160
Vanguard Total Bond Market Index — Inst Fund	293,608		178,641
Artio International Equity II — I Fund***	—		887,778

Total Individual Core Investment Funds	7,834,980		7,241,788
Plan’s interest in the New England Master Trust (see Note 5)	480,744		598,343
TD Ameritrade SDB Account	119,707		118,867

Total Investments	$20,048,378		$18,727,190

*	Represents 5% or more of the net assets available for benefits.
**	Includes Plan forfeitures.
***	Vanguard Total Intl Stock Index Instl Fund replaced Artio International Equity II—I Fund, effective December 30, 2011, with funds trading on January 2, 2012.

4. Net Depreciation in Estimated Fair Value of Investments

The Plan’s net depreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2011:

December 31, 2011
Mutual funds	737,789
Plan’s interest in the New England Master Trust (see Note 5)	169,432
TD Ameritrade SDB Account	7,335

Net depreciation in estimated fair value of investments	$914,556

5. Interest in New England Master Trust

The New England Master Trust was established to hold certain investments of several Company-sponsored defined contribution plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. At both December 31, 2011 and 2010, the Plan’s interest in the net assets of the New England Master Trust was approximately 19% and 18%, respectively.

The New England Master Trust’s investments were as follows at December 31, 2011 and 2010:

	2011	2010
MetLife Company Stock Fund	$2,498,281	$3,319,304
RGA Frozen Fund	17,005	17,871

Total net assets available in the New England Master Trust	$2,515,286	$3,337,175

Plan’s interest in the New England Master Trust	$480,744	$598,343

The New England Master Trust’s net depreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2011:

December 31, 2011

MetLife Company Stock Fund	$904,349
RGA Frozen Fund	187

Net depreciation in estimated fair value of investments	$904,536

Plan’s share of net depreciation in estimated fair value of investments	$169,432

6. Fair Value Measurements

Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below. For the years ended December 31, 2011 and 2010, there were no significant transfers into or out of asset levels 1, 2 or 3.

		Assets Held Outside the New England Master Trust Estimated Fair Value Measurements at December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – balanced funds:
Vanguard Target Retirement 2030 Fund	$2,012,143	$2,012,143	$—	$—
Vanguard Target Retirement 2025 Fund	1,958,831	1,958,831	—	—
Vanguard Target Retirement 2035 Fund	1,561,839	1,561,839	—	—
Vanguard Target Retirement 2010 Fund	1,287,381	1,287,381	—	—
Vanguard Target Retirement 2020 Fund	1,166,993	1,166,993	—	—
Vanguard Target Retirement 2045 Fund	1,009,909	1,009,909	—	—
Vanguard Target Retirement 2040 Fund	980,813	980,813	—	—
Vanguard Target Retirement 2015 Fund	978,006	978,006	—	—
Vanguard Target Retirement 2050 Fund	551,264	551,264	—	—
Vanguard Target Retirement Income Fund	105,768	105,768	—	—
Investments in mutual funds – fixed income securities:
Vanguard Total Bond Market Index — Inst Fund	293,608	293,608	—	—
Investments in mutual funds – equity securities:
Vanguard Total Intl Stock Index Instl Fund*	852,943	852,943	—	—
T. Rowe Price Blue Chip Growth Fund	839,006	839,006	—	—
Vanguard Mid Capitalization Index Ins Fund	725,431	725,431	—	—
Natixis CGM Advisor Targeted Equity A	599,538	599,538	—	—
Loomis Sayles Small Cap Growth Instl Fund	567,958	567,958	—	—
Vanguard Small Cap Index Fund	464,271	464,271	—	—
Goldman Sachs Large Cap Value Instl Fund	457,382	457,382	—	—
Vanguard Institutional Index Fund	416,021	416,021	—	—
NEF Stable Value Fund	2,618,822	—	2,618,822	—
TD Ameritrade SDB Account	119,707	—	119,707	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$19,567,634	$16,829,105	$2,738,529	$—

*	Vanguard Total Intl Stock Index Instl Fund replaced Artio International Equity II—I Fund, effective December 30, 2011, with funds trading on January 2, 2012.

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2011
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$2,498,281	$—	$2,498,281	$—
RGA Frozen Fund	17,005	—	17,005	—

Total Investments in the New England Master Trust	$2,515,286	$—	2,515,286	$—

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in mutual funds – balanced funds:
Vanguard Target Retirement 2030 Fund	$1,791,723	$1,791,723	$—	$—
Vanguard Target Retirement 2025 Fund	1,692,255	1,692,255	—	—
Vanguard Target Retirement 2035 Fund	1,562,407	1,562,407	—	—
Vanguard Target Retirement 2010 Fund	1,238,410	1,238,410	—	—
Vanguard Target Retirement 2015 Fund	1,088,304	1,088,304	—	—
Vanguard Target Retirement 2020 Fund	992,038	992,038	—	—
Vanguard Target Retirement 2045 Fund	945,704	945,704	—	—
Vanguard Target Retirement 2040 Fund	816,031	816,031	—	—
Vanguard Target Retirement 2050 Fund	523,290	523,290	—	—
Vanguard Target Retirement Income Fund	118,030	118,030	—	—
Investments in mutual funds – fixed income securities:
Vanguard Total Bond Market Index — Inst Fund	178,641	178,641	—	—
Investments in mutual funds – equity securities:
Artio International Equity II — I Fund	887,778	887,778	—	—
Natixis CGM Advisor Targeted Equity A	856,534	856,534	—	—
T. Rowe Price Blue Chip Growth Fund	683,193	683,193	—	—
Vanguard Mid Capitalization Index Ins Fund	576,539	576,539	—	—
Loomis Sayles Small Cap Growth Instl Fund	445,041	445,041	—	—
Goldman Sachs Large Cap Value Instl Fund	398,363	398,363	—	—
Vanguard Small Cap Index Fund	362,413	362,413	—	—
Vanguard Institutional Index Fund	204,160	204,160	—	—
NEF Stable Value Fund	2,649,126	—	2,649,126	—
TD Ameritrade SDB Account	118,867	—	118,867	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$18,128,847	$15,360,854	$2,767,993	$—

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
MetLife Company Stock Fund	$3,319,304	$—	$3,319,304	$—
RGA Frozen Fund	17,871	—	17,871	—

Total Investments in the New England Master Trust	$3,337,175	$—	$3,337,715	$—

7. Fully Benefit-Responsive Stable Value Fund with MetLife

The NEF Stable Value Fund represents a fully benefit-responsive stable value fund in the general account of MetLife through which participants may direct contributions made on their behalf into the general account of MetLife. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. Both the crediting interest rate for participants and average yield based on annualized earnings for the NEF Stable Value Fund were 4.85% and 5.75% for the years ended December 31, 2011 and 2010, respectively.

The Plan’s investment in the NEF Stable Value Fund had a contract value of $2,650,129 and $2,672,684 at December 31, 2011 and 2010, respectively. The estimated fair market value of these investments was $2,618,822 and $2,649,126 at December 31, 2011 and 2010, respectively. The estimated fair market value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.

The fully benefit-responsive investments have certain restrictions, such as partial plan termination or meaningful divestiture, that may affect the ability of the Plan to collect the contract value. Plan management believes that the occurrence of events that would cause the Plan to enter into transactions at less than contract value is not probable. The Company may not terminate the contract at any amount less than the contract value.

While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive stable value fund.

8. Related-Party Transactions

The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive stable value fund in the general account of MetLife. The estimated fair value of these investments was $2,618,822 and $2,649,126 at December 31, 2011 and 2010, respectively. Total investment income from the NEF Stable Value Fund was $99,530 for the year ended December 31, 2011.

At December 31, 2011, the New England Master Trust held approximately 82,700 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of approximately $3,300,000, of which approximately 19% was allocable to the Plan. At December 31, 2010, the New England Master Trust held approximately 74,500 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of approximately $2,700,000, of which approximately 18% was allocable to the Plan. During the year ended December 31, 2011, the New England Master Trust recorded dividend income on MetLife, Inc. common stock of approximately $56,000, of which approximately 19% was allocable to the Plan.

9. Termination of the Plan

While the Company intends that the Plan be permanent, it has the right to discontinue it. In the event of such termination, each participant would be fully vested in matching contributions made to the Plan, and generally has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

10. Federal Income Tax Status

The United States Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 9, 2009 that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2011.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions: however, there are currently no audits of the Plan in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per Form 5500, Schedule H, Part I, Line 1l, Asset and Liability Statement, as of December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$21,132,777	$19,581,339
Certain deemed distributions of participant loans	(36,393)	(25,149)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$21,096,384	$19,556,190

The following is a reconciliation of the increase in net assets per the financial statements to net income per Form 5500, Schedule H, Part II, Line 2k, Income and Expense Statement, for the year ended December 31, 2011:

2011

Increase in net assets per the financial statements	$1,551,438
Current year cumulative deemed distributions	(36,393)
Prior year cumulative deemed distributions	25,149

Net increase per Form 5500, Schedule H, Part II, Line 2k	$1,540,194

12. Subsequent Events

Effective January 1, 2012, the Plan was amended and restated to incorporate all of the amendments since the prior restatement and to include any required legislative changes.

Effective January 1, 2012, the Plan was amended to clarify that compensation paid by the Company after a participant transfers employment to a MetLife affiliate will not be eligible compensation under the Plan.

Effective January 1, 2012, the Plan was amended to provide for full vesting of participants who transfer employment to a MetLife affiliate.

Effective January 1, 2012, the Plan was amended to clarify that in the event of an automatic enrollment, a participant may be re-enrolled at the 3% automatic enrollment percentage if the participant has been absent from the Plan for an entire Plan year (January 1 to December 31).

Effective January 1, 2012, the Plan was amended to provide service credit for vesting purposes with respect to all individuals who were employed by Strategic Financial Partners, LLC and all affiliates of Strategic Financial Partners, LLC who became employed by the Company.

******

New England Life Insurance Company 401(k)

Savings Plan and Trust

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

as of December 31, 2011

(a) (b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost***	(e) Current Value
	Target Retirement Funds:
	Vanguard Target Retirement 2030 Fund	***	$2,012,143
	Vanguard Target Retirement 2025 Fund	***	1,958,831
	Vanguard Target Retirement 2035 Fund	***	1,561,839
	Vanguard Target Retirement 2010 Fund	***	1,287,381
	Vanguard Target Retirement 2020 Fund	***	1,166,993
	Vanguard Target Retirement 2045 Fund	***	1,009,909
	Vanguard Target Retirement 2040 Fund	***	980,813
	Vanguard Target Retirement 2015 Fund	***	978,006
	Vanguard Target Retirement 2050 Fund	***	551,264
	Vanguard Target Retirement Income Fund	***	105,768

	Total Target Retirement Funds		11,612,947
	Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
* Metropolitan Life Insurance Company	NEF Stable Value Fund	***	2,650,129
	Vanguard Total Intl Stock Index Instl Fund	***	852,943
	T. Rowe Price Blue Chip Growth Fund	***	839,006
	Vanguard Mid Capitalization Index Ins Fund**	***	725,431
	Natixis CGM Advisor Targeted Equity A	***	599,538
	Loomis Sayles Small Cap Growth Instl Fund	***	567,958
	Vanguard Small Cap Index Fund	***	464,271
	Goldman Sachs Large Cap Value Instl Fund	***	457,382
	Vanguard Institutional Index Fund	***	416,021
	Vanguard Total Bond Market Index — Inst Fund	***	293,608

	Total Individual Core Investment Funds		7,866,287
* New England Life Insurance Company	Plan’s interest in the New England Master Trust (the MetLife Company Stock Fund and the RGA Frozen Fund)	***	480,744
* Various participants	Participant loans (maturing through 2018 with interest rates from 4.25% to 6.25%)	***	908,697
	TD Ameritrade SDB Account	***	119,707

	Participant-directed investments		$20,988,382

*	Permitted party-in-interest.
**	Vanguard Total Intl Stock Index Instl Fund replaced Artio International Equity II—I Fund, effective December 30, 2011, with funds trading on January 2, 2012.
***	Cost has been omitted with respect to participant-directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

New England Life Insurance Company 401(k)
Savings Plan and Trust

By:	/s/ Mark J. Davis

Name: Mark J. Davis
Title: Plan Administrator

Date: June 28, 2012

Exhibit Index

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm